NoAct 8/5/2016

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

16004971

September 27, 2016

Received SEC
SEP 27 2016
Washington, DC 20549

Act: 1934
Section:
Rule: 14a-8 (OIS)
Public
Availability: 9-27-16

Daniel J. Winnike
Fenwick & West LLP
dwinnike@fenwick.com

Re: Cisco Systems, Inc.
Incoming letter dated August 5, 2016

Dear Mr. Winnike:

This is in response to your letters dated August 5, 2016 and August 19, 2016 concerning the shareholder proposal submitted to Cisco by James McRitchie. We also have received letters from the proponent dated August 9, 2016 and August 22, 2016. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: John Chevedden
*** FISMA & OMB Memorandum M-07-16 ***

September 27, 2016

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Cisco Systems, Inc.
Incoming letter dated August 5, 2016

The proposal requests that the board adopt a proxy access bylaw with the procedures and criteria set forth in the proposal.

There appears to be some basis for your view that Cisco may exclude the proposal under rule 14a-8(i)(10). We note your representation that the board has adopted a proxy access bylaw that addresses the proposal's essential objective. Accordingly, we will not recommend enforcement action to the Commission if Cisco omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Evan S. Jacobson
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the company in support of its intention to exclude the proposal from the company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes and rules administered by the Commission, including arguments as to whether or not activities proposed to be taken would violate the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversarial procedure.

It is important to note that the staff's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly, a discretionary determination not to recommend or take Commission enforcement action does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the company's management omit the proposal from the company's proxy materials.

VIA EMAIL: shareholderproposals@sec.gov
Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

August 22, 2016

Re: Cisco Systems, Inc
Shareholder Proposal submitted by James McRitchie
SEC Rule 14a-8

To Whom It May Concern:

This is in response to the August 19, 2016 letter, supplementing an August 5, 2016 request, submitted to the Securities and Exchange Commission (SEC) on behalf of Cisco Systems, Inc. ("Cisco" or the "Company"), which seeks assurance that Staff of the Division of Corporation Finance (the "Staff") will not recommend an enforcement action if the Company excludes my shareholder proposal (the "Proposal") from its proxy statement for the 2016 annual meeting.

The Proposal may not be excluded under Rule 14a-8(i)(10) because Cisco has failed to demonstrate substantial implementation of the 2016 proposal.

As I indicated in my previous letter, when Staff issued the series of no-action letters on proxy access on February 12, 2016, they had apparently concluded that 3% of shares held for 3 years is 'essential' to proxy access, whereas ensuring shareholders can actually group together to meet those requirements is not an 'essential' element. That was a subjective judgment, made without consideration of substantive research.

Especially after *Oracle Corp.* (August 11, 2016), Boards without proxy access bylaws are now probably being advised *not* to adopt proxy access bylaws until *after* a shareholder proposal is submitted in order to delay a vote on possible amendments, which are allowed per *H&R Block* (July 21, 2016).

With its latest assertions, the Company continues to try to game the system by postponing for another year an almost inevitable vote to amend its recently adopted proxy access bylaws. How is delay of that dialogue and debate in the interest of shareholders or the Company? The Company fails to raise, let alone rebut, the issue.

Shareholders want proxy access bylaws that can actually be *implemented*, not just sham bylaws that provide for proxy access in name only. This was readily apparent with the howls of protest that came when staff granted *Whole Foods Market, Inc.* a no-action letter under subdivision (i)(9). Their proxy access was limited to 1 director nominee by 1 shareholder, holding at least 5% (originally 9%) of common stock in the company for 5 years (December 1, 2014).

It was widely recognized that such conditions would never be met. Companies that had previously acknowledged the importance of granting proxy access, grabbed on to the sham proxy access bylaw idea used by Whole Foods and rapidly began submitting similar, but less obvious, sham proposals. That tidal wave led to the protest and the review and subsequent Staff Legal Bulletin 14H (CF).

Since Staff somehow concluded in February that only 3% held for 3 years were essential elements, we started including the proviso that certain conditions were "essential elements." Maybe with *Oracle Corp.* (August 11, 2016), Staff thought our words weren't specific enough. The proposal included "essential elements" for what? Anticipating such a question, we modified future proposals to clarify that certain provisions were to be considered "essential elements for *substantial implementation*." Staff should not consider proxy access substantially implemented under (i)(10) without these elements.

Contrary to the Company's assertion in footnote 1 that these elements are simply "the proponent's subjective views," they represent the informed research by the Securities and Exchange Commission prior to adopting rescinded Rule 14a-11 and the Council of Institutional investors after surveying the members whose invested assets exceed $3 trillion.

> Our review of current research found that even if the 20 largest public pension funds were able to aggregate their shares they would not meet the 3% criteria at most of the companies examined." (*Proxy Access: Best Practices*, August 2015, page 2 at http://www.cii.org/files/publications/misc/08_05_15_Best%20Practices%20-%20Proxy%20Access.pdf)

The Company has the burden of proof under Rule 14a-8(g) of substantiating that limiting shareholder groups to 20 will not impair implementation of proxy access. In 2010, the SEC considered, but rejected imposing a cap on the permitted number of members in a nominating group. What objective evidence has the Company provided to counter research by the Council of Instructional Investors or the Securities and Exchange Commission? Their no-action request letters cite no such evidence. The Company is simply trying to impose their subjective views.

As Chair Mary Jo White told the Society of Corporate Secretaries and Governance Professionals (now the Society for Corporate Governance) last year in Chicago (https://www.sec.gov/news/speech/building-meaningful-communication-and-engagement-with-shareholde.html):

> Companies in many cases should consider other possible steps they could take in response to a proposal rather than just saying no. Sometimes, foregoing technical objections could be the right response. Letting

shareholders state their views on matters may be a relatively low cost way of sounding out and preventing potential problems down the line.

If Chair White were to suspend no-action opinions based on Rule 14a-8(i)(10) and call for a review of the history of that subdivision, Staff would find a very similar situation to what they found in investigating the evolution of how (i)(9) is interpreted. Starting out narrowly, Staff gradually widened the exemption far beyond its original intent. J. Robert Brown, a former member of the SEC's Investor Advisory Committee, has already done much of this review in his Comment Letter on Rule 14a-8(I)(10), Securities & Exchange Commission, June 18, 2015 (June 18, 2015). See U Denver Legal Studies Research Paper No. 15-26, available at SSRN at http://papers.ssrn.com/sol3/papers.cfm?abstract_id=2620417.

The Company provides no substantive evidence that a standard limiting nominating groups meets the essential purposes of the Proposal, which includes allowing shareholders to combine together in groups of unlimited number to achieve the required holdings. Nor has the Company argued that limiting nominating groups would have insubstantial consequences.

The Company has not met the burden of proof required by Rule 14a-8(g).

Unlike previous proposals subject to no-action relief, the Proposal calls out *essential elements for substantial implementation* with the purpose of meeting best practices specified by the Council of Institutional Investors. Bylaws with more burdensome requirements than those requested in the Proposal as essential for substantial implementation cannot be said to "substantially" implement this purpose

Based on the facts, as stated above, Cisco has not met the burden of demonstrating objectively that the Company has substantially implemented the Proposal. The SEC must therefore conclude it is unable concur that Cisco may exclude the Proposal under Rule 14a-8(i)(10).

Sincerely,

J. McRitchie

James McRitchie
Shareholder Advocate

cc: Evan Sloves, Cisco, CorporateSecretary@cisco.com

FENWICK & WEST LLP

SILICON VALLEY CENTER 801 CALIFORNIA STREET MOUNTAIN VIEW, CA 94041
TEL 650.988.8500 FAX 650.938.5200 WWW.FENWICK.COM

August 19, 2016

DANIEL J. WINNIKE

EMAIL DWINNIKE@FENWICK.COM
Direct Dial (650) 335-7657

BY E-MAIL

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Exclusion of Shareholder Proposal Submitted by James McRitchie

Ladies and Gentlemen:

Our client Cisco Systems, Inc., a California corporation ("***Cisco***"), received a shareholder proposal from James McRitchie (the "***Proponent***") regarding the inclusion in Cisco's proxy card and other proxy materials (the "***Proxy Materials***") for Cisco's 2016 Annual Meeting of Shareholders (the "***Annual Meeting***") a proposal (the "***Proposal***") seeking to ask Cisco's board of directors to adopt a "proxy access" bylaw. On August 5, 2016, this firm submitted, on behalf of Cisco, pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, a letter (the "***Request Letter***") to request that the staff ("***Staff***") of the Securities and Exchange Commission (the "***Commission***") not recommend enforcement action if Cisco excludes the Proposal from the Proxy Materials. On August 9, 2016, Cisco received a copy of a letter (the "***August 9 letter***") from the Proponent to the Staff in response to the Request Letter.

In the Request Letter, we advised the Staff that Cisco intended to exclude the Proposal from the Proxy Materials under Rule 14a-8(i)(10) on the basis that Cisco has substantially implemented the Proposal by virtue of an amendment to Cisco's bylaws (the "***Cisco Bylaw***") adopted by the board of directors on July 28, 2016, which was described in Cisco's Current Report on Form 8-K filed with the Commission on July 29, 2016.

In responding to the Request Letter, the Proponent focuses on a phrase included in the Proposal as differentiating the Proposal from the precedent letters cited in the Request Letter. The Proposal contains this introductory resolution:

> "RESOLVED: Shareholders of Cisco Systems, Inc. (the "Company") ask the board of directors (the "Board") to adopt, and present for shareholder approval, a "proxy access" bylaw with *essential elements* for *substantial implementation* as follows:"

The Proponent asserts that because this resolution explicitly states that specified elements are essential to achieve substantial implementation, the Proposal cannot be excluded on the basis provided in the no-action letters cited in the Request Letter. The Proponent cites in particular the fact that the Cisco Bylaw attaches a twenty-shareholder limit on the size of a nominating group, while the Proposal would impose no such limit, and goes on to argue that because the Proposal has specified this component of the Proposal as one of the "essential elements for substantial implementation" the Proposal has not been substantially implemented under Rule 14a-8(i)(10).

Through this argument, the Proponent seems to be seeking to establish a new standard for determining whether a company has substantially implemented a shareholder proposal – one under which specified "essential elements" must be followed exactly in order to conclude that a company's actions have satisfied the essential objective of the proposal. As we explain in the Request Letter, the Staff's position on the ability to exclude proposals on the basis of substantial implementation does not hinge upon implementation of a proposal in full or exactly as presented.

For the Rule 14a-8(i)(10) basis for exclusion to have any reasonable meaning, the Staff must be able to apply a holistic analysis to the proposal presented and the implementing measures adopted. If a proponent can simply identify any one element (or multiple elements) of a proposal as "essential" to his or her proposal, and thereby preclude the Staff from evaluating the broader objectives of the proposal and whether the actions of the company satisfy those broader objectives, the rationale of Rule 14a-8(i)(10) would be lost and we would essentially be in a position of returning to the early days of the exclusion, when a proposal had to have been "fully effected" to be excludable as substantially implemented. *See Release No. 34-20091* (Aug.16, 1983, p. 19-20) ("As with Rule 14a-8(c)(7), the Commission did not propose to change Rule 14a-8(c)(10), but did propose a change in the staff interpretation of the provision. In the past, the staff has permitted the exclusion of proposals under Rule 14a-8(c)(10) ***only*** in those cases where the action requested by the proposal has been ***fully effected***. The Commission proposed an interpretative change to permit the omission of proposals that have been 'substantially implemented by the issuer'. While the new interpretative position will add more subjectivity to the application of the provision, ***the Commission has determined that the previous formalistic application of this provision defeated its purpose.*** Accordingly, the Commission is adopting the proposed interpretative change." (emphasis added)); *see also Release No. 34-40018* (May 21, 1998, n. 30).[1] If the Proponent's argument is successful in upending Staff interpretations that have been in place for over thirty years, this would enable proponents of any future proposals to simply label all of the identified components of the proposal as "essential" and thus escape application of Rule 14a-8(i)(10) entirely.

In the Request Letter, we provided a comprehensive discussion and analysis of the Cisco Bylaw as compared to the Proposal, in which we detailed the ways in which the Cisco Bylaw

[1] As an example, in *Johnson & Johnson* (Feb. 17, 2006), which we cited in the Request Letter, the Staff concurred with exclusion of a proposal to verify the employment legitimacy of all current and future employees because the company was already required to comply under U.S. law, even though the proponent specifically stated in her response to the company's no-action letter request that "JNJ has not 'substantially implemented' my proposal by refusing to utilize" certain additional methods of identity verification. We believe this demonstrates that the Staff recognizes that the proponent's subjective views of the essential objectives of his or her proposal are not dispositive of the matter.

achieves the essential objective of the Proposal, namely to provide a meaningful proxy access right for Cisco's shareholders. As part of our discussion and analysis, we identified numerous no-action letters regarding proxy access proposals where the Staff determined that the respective companies had substantially implemented proxy access as presented in the respective proposals and that, accordingly, the proposal could be excluded. We continue to believe our circumstances are indistinguishable from those at issue in these prior no-action letters, notwithstanding the attempt by the Proponent to distinguish the Proposal, as described above. This view is supported by a newly-issued no-action letter, in which the Staff concurred in exclusion of a substantially identical proxy access shareholder proposal submitted to Oracle Corporation, which included the same "essential elements" language that is included in the Proposal and on which the Proponent relies to distinguish the Proposal from the circumstances in the no-action letters cited in the Request Letter. *Oracle Corp.* (Aug. 11, 2016). In responding to Oracle, the Staff concurred with the company's view that it could exclude the proxy access shareholder proposal on the basis that the company's recently-adopted proxy access bylaw satisfied the proposal's essential objective, despite the fact that Oracle's bylaw did not track precisely, the "essential elements" of the proposal at issue (including with regard to inclusion of a twenty-shareholder cap on aggregation). In a manner consistent with Oracle and the proxy access no-action letters cited in the Request Letter in which exclusion was upheld, the essential objective of the Proposal has been satisfied with the adoption of the Cisco Bylaw.

Accordingly, we respectfully reiterate our request that the Staff confirm that it will not recommend any enforcement action to the Commission if Cisco excludes the Proposal from the Proxy Materials. Should the Staff disagree with our conclusions regarding the omission of the Proposal, or should the Staff have questions or desire any additional information in support of our position, we would appreciate an opportunity to confer with the Staff concerning these matters prior to the issuance of its Rule 14a-8(j) response. In this case, please contact me by telephone at (650) 335-7657, my partner, Bill Hughes, at (415) 875-2479 or Evan Sloves of Cisco at (408) 525-2061. Please direct any correspondence regarding this letter via e-mail to CorporateSecretary@cisco.com.

Sincerely,

Daniel J. Winnike, Esq.

Enclosures

cc: Evan Sloves, Cisco Systems, Inc.
James McRitchie
John Chevedden
William L. Hughes, Fenwick & West LLP

VIA EMAIL: shareholderproposals@sec.gov
Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

August 9, 2016

Re: Cisco Systems, Inc
Shareholder Proposal submitted by James McRitchie
SEC Rule 14a-8

To Whom It May Concern:

This is in response to the August 5, 2016 letter submitted to the Securities and Exchange Commission (SEC) on behalf of Cisco Systems, Inc. ("Cisco" or the "Company"), which seeks assurance that Staff of the Division of Corporation Finance (the "Staff") will not recommend an enforcement action if the Company excludes my shareholder proposal (the "Proposal") from its proxy statement for the 2016 annual meeting.

The Proposal may not be excluded under Rule 14a-8(i)(10) because Cisco has failed to demonstrate substantial implementation of the 2016 proposal.

Rule 14a-8(i)(10) Background

Companies seeking to establish the availability of subsection (i)(10) have the burden of showing both the insubstantiality of any revisions made to the shareholder proposal and the actual implementation of the company alternative.[1]

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[1] The exclusion originally applied to proposals deemed moot. See Exchange Act Release No. 12999 (Nov. 22, 1976) (noting that mootness "has not been formally stated in Rule 14a- 8 in the past but which has informally been deemed to exist."). In 1983, the Commission determined that a proposal would be "moot" if substantially implemented. Exchange Act Release No. 20091 (August 16, 1983) ("The Commission proposed an interpretative change to permit the omission of proposals that have been 'substantially implemented by the issuer.' While the new interpretative position will add more subjectivity to the application of the provision, the Commission has determined that the previous formalistic application of this provision defeated its purpose."). The rule was changed to reflect this administrative interpretation in 1997. See Exchange Act Release No. 39093 (Sept. 18, 1997) (proposing to alter standard of mootness to "substantially implemented").

Where the shareholder specifies a range of percentages (10% to 25%), Staff has generally agreed the company "substantially" implements the proposal when it selects a percentage within the range, even if at the upper end.[2] Likewise the Staff has found substantial implementation when the shareholder proposal includes no percentage[3] or merely "favors" a particular percentage.[4]

Proxy Access Background

The right to pursue proxy access at any given company was uncontroversial prior to 1990. In 1980 Unicare Services included a proposal to allow any three shareowners to nominate and place candidates on the proxy. Shareowners at Mobil proposed a "reasonable number," while those at Union Oil proposed a threshold of "500 or more shareholders" to place nominees on corporate proxies. One company argued that placing a minimum threshold on access would discriminate "in favor of large stockholders and to the detriment of small stockholders," violating equal treatment principles.

Early attempts to win proxy access through shareowner resolutions met with the same fate as most resolutions in those days – they failed. But the tides of change turned. A 1987 proposal by Lewis Gilbert to allow shareowners to ratify the choice of auditors won a majority vote at Chock Full of O'Nuts Corporation and in 1988 Richard Foley's proposal to redeem a poison pill won a majority vote at the Santa Fe Southern Pacific Corporation.

However, in 1990, without public discussion or a rule change, the Staff began issuing a series of no-action letters on proxy access proposals. The SEC's about-face may have been prompted by powerful boards and CEOs who feared that "private

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[2] In cases where the staff allowed for the exclusion of a proposal, the shareholder proposal provided a range of applicable percentages and the company selected a percentage within the range. See Citigroup Inc. (Feb. 12, 2008) (range of 10% to 25%; company selected 25%); Hewlett-Packard Co. (Dec. 11, 2007) (range of 25% or less; company selected 25 %). In General Dynamics, the proposal sought a bylaw that would permit shareholders owning 10% of the voting shares to call a special meeting. The management bylaw provided that a single 10% shareholder or a group of shareholders holding 25% could call special meetings. As a result, the provision implemented the proposal for a single shareholder but "differ[ed] regarding the minimum ownership required for a group of stockholders." General Dynamics Corp. (Feb. 6, 2009).

[3] Borders Group, Inc. (Mar. 11, 2008) (no specific percentage contained in proposal; company selected 25%); Allegheny Energy, Inc. (Feb. 19, 2008) (no percentage stated in proposal; company selected 25%).

[4] Johnson & Johnson (Feb. 19, 2009) (allowing for exclusion where company adopted bylaw setting percentage at 25% and where proposal called for a "reasonable percentage" to call a special meeting and stating that proposal "favors 10%"); 3M Co. (Feb. 27, 2008) (same).

ordering," through shareowner proposals, was about to begin in earnest. That about-face was temporarily halted with the decision in AFSCME v AIG (2006). The court found the prohibition on shareowner elections contained in Rule 14a-8 applied only to proposals "used to oppose solicitations dealing with an identified board seat in an upcoming election" (also known as contested elections).

The more recent about-face by Staff on what constitutes substantial implementation for purposes of Rule 14a-8(i)(10) is similar to the reversal in 1990, which denied proxy access proposals altogether. Before February 12th Staff concurred that companies, when substantially implementing a shareholder proposal, can address aspects of implementation on which a proposal is silent. However, Staff did not concur that substantial implementation could be accomplished with provisions that directly conflict with those included in the shareholder proposal.

Since the batch of SEC no-action letters issued on February 12th contain no explanation of why SEC Staff suddenly decided to reverse its long-standing interpretation, we can only speculate as to the reasons. However, many of those seeking the no-action letters granted beginning February 12th argued that since their company had adopted proxy access bylaws similar to proxy access bylaws adopted by most other companies, the shareholder's "essential purpose" had been achieved and substantial implementation had occurred.

As the person who drafted the specific terms of the template used in each of the proposals where Staff granted no-action letters on February 12th, I assure you the essential purpose was not to obtain watered-down versions of proxy access. An earlier proxy access proposal template was revised to ensure the forms of proxy access obtained would more closely align with the essential elements defined by the SEC's vacated Rule 14a-11 and best practices as outlined by the Council of Institutional Investors (CII), whose members hold more than $3 trillion in assets, (Proxy Access: Best Practices, August 2015).

Proxy Access Proposal Complexities

It would be a lot easier and clearer if proponents could just reference the SEC's vacated Rule 14a-11 and request boards implement proxy access as close a practical to that vacated rule, within the limitations of the existing regulatory framework. In California, all regulations must meet the "clarity" standards of the Procedure Act and are reviewed by the Office of Administrative Law for compliance to those standards. Apparently federal regulations are too vague to be cited in proposals, even regulations that have not been vacated.

For example, on March 30, 2012 Staff issued a no-action letter on Dell, which included the following:

> There appears to be some basis for your view that Dell may exclude the proposal under rule 14a-8(i)(3), as vague and indefinite. In arriving at this position, we note that the proposal provides that Dell's proxy materials shall include the director nominees of shareholders who satisfy the "SEC Rule 14a-

> 8(b) eligibility requirements." The proposal, however, does not describe the specific eligibility requirements. In our view, the specific eligibility requirements represent a central aspect of the proposal. While we recognize that some shareholders voting on the proposal may be familiar with the eligibility requirements of rule 14a-8(b), many other shareholders may not be familiar with the requirements and would not be able to determine the requirements based on the language of the proposal. As such, neither shareholders nor Dell would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. Accordingly, we will not recommend enforcement action to the Commission if Dell omits the proposal from its proxy materials in reliance on rule 14a-8(i)(3). (Dell, March 30, 2012)

If proponents cannot cite federal rules for something as simple as eligibility requirements, we certainly cannot cite a vacated Rule 14a-11 to describe the features that should be contained in proxy access bylaws. Instead, for the 2015 proxy season most proxy access advocates filed fairly generic proposals, describing little more in the way of specifics than that shareholders must hold 3% of the company's common stock for at least three years.

The primary objective last year of many shareholder advocates was to begin a tidal wave of proxy access adoptions, even flawed adoptions, to get the process rolling. Quality was not as important as quantity. At many early adopting companies I was willing to withdraw proposals even where boards limited access to 20% of the board seats.

After we knew we had significant momentum, we tried to get back to the provisions of the vacated Rule 14a-11 when negotiating with companies. However, knowing the history of no-action decisions under Rule 14a-8(i)(10) and especially after Staff granted no-action relief to General Electric, it was obvious that proposals with little specificity were vulnerable to being watered down.

In the case of General Electric, the company implemented proxy access with the same ownership threshold, holding period, and cap on shareholder nominees as requested by the proposal but added a group limit of 20 shareholders. That was consistent with prior decisions under Rule 14a-8(i)(10) because the shareholder proposal was silent on the issue of group size limits.

To remedy the situation, several of us began submitting proposals with greater specificity, including provisions to deny group caps, ensuring twenty-five percent of the board and a minimum of two directors, and ensuring that restrictions that do not apply to other board nominees should not be imposed on shareholder nominees. This strengthened our hand in negotiations and we were able to win better terms for an agreement to withdraw.

Staff Drops a Bomb, Reinterpreting Rule 14a-8(i)(10)

The positive negotiating position that came with greater specificity of terms in proxy access proposals largely evaporated after February 12th when Staff issued no-action letters that appear to have found that the only essential provisions to initial proxy access bylaws are 3% of shares held for 3 years. Contrary to prior no-action opinions, Staff ignored the fact that shareholder proposals specified various other terms: 25% of the board, no group limitations, etc.

One Step Forward; Two Steps Back

Last year the SEC took a small step in the right direction after my appeal of a no-action decision involving Whole Foods Market, and howls of protest from more influential shareholders, led the SEC Chair White to call for a review of (i)(9) and an end to "gaming" the system. After seeking comment and suspending no-action opinions on that subdivision, Staff Legal Bulletin No. 14H (CF) was issued to clarify the exclusion under subdivision (i)(9) applied only "if a reasonable shareholder could not logically vote in favor of both proposals."

Now Staff is apparently 'protecting' shareholders from having to compare bylaws adopted by boards of directors, in response to shareholder proposals, with the terms requested by the shareholder. Would that task be too confusing for shareholders? Staff declared 'substantial implementation' of proxy access even where dramatic differences occur between what is specifically requested and what has been granted. This appears to be the same 'gaming the system' that Chair White warned against last year.

Before the suspension and clarification of (i)(9) last year, Staff had begun allowing issuers to omit shareholder proposals from the proxy and include their own, if their proposals were on the same subject. At least shareholders got to vote on the changes proposed by management.

Since SLB 14H and the February 12th no-action letters, SEC Staff has essentially announced a new game in town. Boards are now advised that when their company receives a proxy access proposal, they can simply adopt language on their own. Boards do not need approval from shareholders.

If a board adopts proxy access that allows shareholders with 3% of common stock held for three years to nominate a director, they have met their "essential" purpose. Therefore, a shareholder proposal requesting proxy access bylaws can be omitted. Since most boards do not have to put bylaws up to a vote by shareholders, any remnant of direct democracy is eliminated. Gaming the system has become even easier after February 12th than it was before SLB 14H.

If Chair White were to suspend no-action opinions based on Rule 14a-8(i)(10) and call for a review of the history of that subdivision, Staff would find a very similar situation to what they found in investigating the evolution of how (i)(9) was interpreted. Starting out narrowly, Staff gradually widened the exemption far beyond its original intent. J. Robert Brown, a former member of the SEC's Investor Advisory Committee, has already done much of this review in his Comment Letter on Rule 14a-8(I)(10), Securities & Exchange Commission, June 18, 2015 (June 18, 2015). See U Denver Legal Studies Research Paper No. 15-26, available at SSRN at http://papers.ssrn.com/sol3/papers.cfm?abstract_id=2620417.

The Way Forward Without Gaming the System

There is an easy remedy to restore some semblance of accountability to shareholders. Go back to Staff's interpretation of Rule 14a-8(i)(10) as it existed before February 12th.

No-action letters "reflect only informal views" and are do not set precedent. Included with some no-action letters is the following statement: "SEC staff reserves the right to change the positions reflected in prior no-action letters."

However, in the current case Staff need not repudiate any prior no-action letters to allow the Proposal to move forward, since the proposal in question actually calls out what the proponent believes to be "essential elements for substantial implementation," whereas the proposals cited by the Company as no-action precedents may have listed desirable features of proxy access bylaws but did not call out any as "essential elements."

Since no specific elements were called out by previous proponents as essential elements, SEC staff could reasonably assume that a company adopting proxy access bylaws had met the essential objective of providing proxy access and could, therefore, assume such proposals were substantially implemented. That is not the case at Cisco

"Substantially Implemented" the Proposal

According to the Company letter,

> The Proposal, in its supporting statement, states that "[l]ong-term shareholders need a meaningful voice in nominating directors." We believe that this essential objective of the Proposal – meaningful proxy access – is satisfied by the Bylaw Amendment.

Apparently, the Company missed the first paragraph of the resolved portion of the proposal [emphasis in the original]:

> Shareholders of Cisco Systems, Inc. (the "Company") ask the board of directors (the "Board") to adopt, and present for shareholder approval, a "proxy access" bylaw with *essential elements* for *substantial implementation* as follows:

To my knowledge, Staff has not weighed in on proxy access proposals explicitly stating what elements are essential to achieve substantial implementation. since before the unprecedented no-action letters issued on February 12th. Staff now has an opportunity to clarify the meaning of its interpretation of Rule14a-8(i)(10). Ignore proposal elements specifically labeled by shareholder proponents as essential to the objective of the proposal, as requested by the Company, or allow shareholders to vote on what the proponent has identified as essential elements to meaningful proxy access bylaws.

Of course, if Staff grants the no-action requests, it simply postpones voting until next year when these and additional amendments will be requested per H&R Block (July 21, 2016). Would such a postponement serve the interests and rights of shareholders or would such a postponement simply allow the Company to game the system, delaying the inevitable?

I will focus on only the most essential element below but similar arguments might be made for others.

Shareholder Aggregation

Here the Company argues that its provision, which places a twenty-shareholder limit on the size of a nominating group, is similar to language included in other proposals excluded where Staff has granted no-action relief. Rule14a-8(i)(10) says a proposal can be excluded from the proxy if it has been "substantially implemented," not because a company has chosen language similar to that found in other proposals where companies were granted no-action relief.

No-action "relief" in this case is not predicated on an arbitrary notion of whether or not an element is essential to the proponent's objective when such essential elements have not been called out, as was the case in prior no-actions cited. Granting no-action relief in this case would be an unprecedented instance where a shareholder specifies specific elements as essential to their objective and Staff overrules them with a finding that they know the proponent's objective better than the proponent does. It would be similar to a court substituting its own business judgment for that of a board of directors.

If Staff decides to substitute its own judgment for that of the proponent, it must find that removing the cap would have insubstantial consequences. However, the Company has made no such argument. The Company's sole argument appears to be,

> Based on our review, we believe that the inclusion of a 20 shareholder aggregation limit has not impacted the Staff's prior analysis of substantial implementation under Rule 14a-8(i)(10) with respect to proxy access shareholder proposals, even when the shareholder proposals called for unlimited or unrestricted group aggregation.

Yet, as indicated above, in none of those prior cases was the group limitation called out as an essential element.

The Council of Institutional Investors (CII) researched the evidence and found the following (Proxy Access: Best Practices, August 2015):

> We note that without the ability to aggregate holdings even CII's largest

members would be unlikely to meet a 3% ownership requirement to nominate directors. Our review of current research found that even if the 20 largest public pension funds were able to aggregate their shares they would not meet the 3% criteria at most of the companies examined.

CII's position is generally consistent with the view of the SEC. In 2010, the SEC considered, but rejected imposing a cap on the permitted number of members in a nominating group. The SEC found that individual shareowners at most companies would not be able to meet the minimum threshold of 3% ownership for proxy access unless they could aggregate their shares with other shareowners.

In contrast to the Company's adopted bylaws, the Proposal seeks to allow nomination by "a shareholder or an unrestricted number of shareholders forming a group." There is obviously an infinite difference between limiting shareholder groups to 20, instead of an unlimited number.

Is twenty dollars substantially the same as an unlimited number of dollars? Of course it is not. Similarly, limiting the number of nominating shareholders is not substantially the same as allowing an unlimited number of shareholders to aggregate their shares.

The Company provides no substantive evidence that a standard limiting nominating groups meets the essential purposes of the Proposal, which includes allowing shareholders to combine together in groups of unlimited number to achieve the required holdings. Nor has the Company argued that limiting nominating groups would have insubstantial consequences.

The Company has not met the burden of proof required by Rule 14a-8(g).

Conclusion

The series of no-action letters issued by Staff on February 12 and subsequently are anomalous with prior interpretations by Staff of what constitutes substantial implementation and what constitutes the essential elements of a proxy proposal. Proponents must be able to call out the essential elements of a proposal in the proposal, just as anyone could in a contract.

If I am building a house and specify in the contract that the furnace must meet an annual fuel-utilization-efficiency (AFUE) rating of 95% but the contractor installs one with an 80% AFUE rating, they have not met the essential terms of the contract. Based on the anomalous no-action letters of February 12th, if Staff were issuing an informal opinion on substantial implementation, it would apparently argue the quality of the furnace does not matter. It is as if Staff arbitrarily deems only a roof and walls to be essential elements of a house.

Under Rule 14a-8(i)(10) boards are free to adopt elements that do not conflict with those requested in a shareholder proposal. If a proposal specifies a range, boards can select a percentage at the high end. Unless specified, boards can round down to the nearest whole number instead of rounding up to arrive the appropriate number of shareholder nominees for a specified percentage of the board. However, boards should not be entitled under Rule 14a-8(i)(10) to round an infinite number of shareholders forming a group down to 20. That is not substantial implementation.

The anomalous no-action letters issued on February 12 and subsequently provide no evidence why 3% of shares is considered an essential element to proxy access but having no cap on the number allowed to form a group is not. There is a world of difference between a group of twenty, which research by the Council of Institutional investors concludes cannot be reached by its members at most companies, and an unlimited group. One set of bylaws can actually be implemented; the other cannot. Proxy access bylaws that cannot be implemented serve no purpose other than to provide an illusion.

Although I hope Staff will change the position reflected in prior no-action letters of what constitutes the essential elements of proxy access, in the current case Staff need not repudiate any prior no-action letters to allow the Proposal to move forward, since the proposal in question called out essential elements required for substantial implementation, whereas previous proposals where no-action relief was granted did not.

The Proposal calls out essential elements with the purpose of meeting best practices specified by the Council of Institutional Investors. Bylaws that specify more burdensome requirements than those requested and called out in the Proposal as essential cannot be said to "substantially" implement this purpose

Based on the facts, as stated above, Cisco has not met the burden of demonstrating objectively that the Company has substantially implemented the Proposal. The SEC must therefore conclude it is unable concur that Cisco may exclude the Proposal under Rule 14a-8(i)(10).

Sincerely,

J. McRitchie

James McRitchie
Shareholder Advocate

cc: Evan Sloves, Cisco, CorporateSecretary@cisco.com

[CSCO – Rule 14a-8 Proposal, June 1, 2016]
Proposal 4* - Shareholder Proxy Access

RESOLVED: Shareholders of Cisco Systems, Inc. (the "Company") ask the board of directors (the "Board") to adopt, and present for shareholder approval, a "proxy access" bylaw with *essential elements* for *substantial implementation* as follows:

Require the Company to include in proxy materials prepared for a shareholder meeting at which directors are to be elected the name, Disclosure and Statement (as defined herein) of any person nominated for election to the board by a shareholder or an *unrestricted number of shareholders forming a group* (the "Nominator") that meets the criteria established below.

Allow shareholders to vote on such nominee on the Company's proxy card.

The number of shareholder-nominated candidates appearing in proxy materials shall be *one quarter of the directors then serving or two, whichever is greater*. This bylaw should supplement existing rights under Company bylaws, providing that a Nominator must:

a) have beneficially owned *3%* or more of the Company's outstanding common stock, including recallable loaned stock, continuously for at least *three years* before submitting the nomination and pledges to hold that stock through the annual meeting;
b) give the Company, within the time period identified in its bylaws, written notice of the information required by the bylaws and any Securities and Exchange Commission (SEC) rules about (i) the nominee, including consent to being named in proxy materials and to serving as director if elected; and (ii) the Nominator, including proof it owns the required shares (the "Disclosure"); and
c) certify that (i) it will assume liability stemming from any legal or regulatory violation arising out of the Nominator's communications with the Company shareholders, including the Disclosure and Statement; (ii) it will comply with all applicable laws and regulations if it uses soliciting material other than the Company's proxy materials; and (iii) to the best of its knowledge, the required shares were acquired in the ordinary course of business, not to change or influence control at the Company.

The Nominator may submit with the Disclosure a statement not exceeding 500 words in support of the nominee (the "Statement"). The Board should adopt procedures for promptly resolving disputes over whether notice of a nomination was timely, whether the Disclosure and Statement satisfy the bylaw and applicable federal regulations, and the priority given to multiple nominations exceeding the one-quarter limit. *No additional restrictions shall be imposed on re-nominations when nominees fail to receive a specific percentage of votes.*

Supporting Statement: Long-term shareholders need a meaningful voice in nominating directors. The SEC's proxy access Rule 14a-11 (https://www.sec.gov/rules/final/2010/33-9136.pdf) was vacated, in part, for inadequate cost-benefit analysis. *Proxy Access in the United States* (http://www.cfapubs.org/doi/pdf/10.2469/ccb.v2014.n9.1), a CFA Institute cost-benefit analysis, found proxy access would "benefit both the markets and corporate boardrooms, with little cost or disruption," raising US market capitalization by up to $140.3 billion. A similar proposal won 64% support at the Company in 2015.

Enhance shareholder value. Vote for Shareholder Proxy Access – Proposal 4*